UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 2)

CKX, INC.
(Name of the Issuer)

ROBERT F.X. SILLERMAN
SILLERMAN CAPITAL HOLDINGS, L.P.
LAURA SILLERMAN
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12562M106
(CUSIP Number of Class of Securities)

Robert F.X. Sillerman	Thomas E. Molner
150 Fifth Avenue	Kramer Levin Naftalis & Frankel LLP
New York, New York 10011	1177 Avenue of the Americas
Telephone: (212) 231-0091	New York, New York 10036
Telephone: (212) 715-9429
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☑	c.	A tender offer.
☐	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$511,409,101.50	$59,375.00

(1)
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.

(2)
The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375

Form or Registration No.:	Schedule TO-T
Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc. and Apollo Management VII, L.P.
Date Filed:	May 17, 2011

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on May 26, 2011 with the Securities and Exchange Commission (the “SEC”) by Robert F.X. Sillerman, Sillerman Capital Holdings, L.P. and Laura Sillerman as amended by Amendment No. 1 filed with the SEC on June 8, 2011 (as previously amended, the “Original Schedule 13E-3” and, the Original Schedule 13E-3 as amended by Amendment No. 2, the “Schedule 13E-3”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Shares,” and each a “Common Share”), of the CKx, Inc., a Delaware corporation and the issuer of the Common Shares that are subject to the transaction (“CKx” or the “Company”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes.  The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal, contained in the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. and Apollo Management VII, L.P. with the SEC on May 17, 2011, as amended by Amendment No. 1 filed with the SEC on May 24, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 3, 2011, Amendment No. 4 filed with the SEC on June 8, 2011 and Amendment No. 5 filed with the SEC on June 9, 2011 (as amended, the “Schedule TO”).

The information set forth in the Offer to Purchase and the Schedule TO is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3.  Except as specifically set forth herein, the Schedule 13E-3 remains unchanged, except that references in the Original Schedule 13E-3 to the specified sections of the Offer to Purchase include those sections of the Offer to Purchase as amended and supplemented by the Schedule TO.  Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Offer to Purchase.

Item 8.   Fairness of the Transaction.

Item 8 of the Original Schedule 13E-3 is hereby amended and supplemented as follows:

“The Sillerman Stockholders also expressly adopt the factors considered by, and the findings of, the CKx Board with respect to the fairness of the Offer and the Merger, to the extent such factors and findings are relied upon by Parent, UK Holdco, Offeror, Merger Sub and Apollo Management in Section I. 6 of the Offer to Purchase (“Position of Parent, UK Holdco, Offeror, Merger Sub and Apollo Management for the Transaction”).”

Item 16.  Exhibits.

Item 16 of the Original Schedule 13E-3 is hereby further amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(G)	Memorandum of Understanding, dated as of June 7, 2011 (incorporated by reference to Exhibit (a)(5)(J) of Amendment No. 5, filed by CKx, Inc. on June 8, 2011, to the Schedule 14D-9).
(a)(5)(H)	Press Release, dated June 13, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2011

/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

/s/ Laura Sillerman
Laura Sillerman

SILLERMAN CAPITAL HOLDINGS, L.P.

By:  Sillerman Capital Holdings, Inc., its General Partner

By: /s/ Robert F.X. Sillerman
Name: Robert F.X. Sillerman
Title:   President

Exhibit (a)(5)(H)

SILLERMAN STOCKHOLDERS FILE AMENDMENTS TO RULE 13E-3 TRANSACTION STATEMENT WITH RESPECT TO CKx TENDER OFFER

NEW YORK, June 13, 2011 — Robert F.X. Sillerman, Sillerman Capital Holdings, L.P and Laura Sillerman (the “Sillerman Stockholders”) have announced that, on June 8, 2011 and June 13, 2011, they amended and supplemented the Rule 13e-3 Transaction Statement that they filed with the Securities and Exchange Commission (“SEC”) on May 26, 2011, relating to the tender offer by Colonel Offeror Sub, LLC to acquire all of the outstanding shares of CKx, Inc. common stock at an offer price of $5.50 per share. The Sillerman Stockholders’ Rule 13e-3 Transaction Statement refers to the Schedule TO Tender Offer Statement filed by Colonel Offeror Sub, LLC and certain other persons with the SEC in respect of the tender offer, and the Offer to Purchase that is filed as an exhibit to that document.  CKx stockholders are referred to the Sillerman Stockholders’ Rule 13e-3 Transaction Statement, as amended, and the disclosure that it references in the Schedule TO and Offer to Purchase of Colonel Offer Sub, LLC, for information concerning the Sillerman Stockholders and the disclosure of the Sillerman Stockholders in respect of the offer and the related merger transaction which these documents discuss.

# # #

IMPORTANT NOTICE: This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of CKx. Colonel Offer Sub, LLC and certain other persons have filed a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC, and has mailed the Offer to Purchase, forms of letter of transmittal and related documents to CKx stockholders. CKx has filed with the SEC, and has mailed to CKx stockholders, a solicitation/recommendation statement on Schedule 14D-9.

These documents are available at no charge at the SEC’s website at www.sec.gov. Also, according to the Offer to Purchase, copies of the Offer to Purchase and the related materials may be obtained for free by directing a request by mail to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll-free (888) 750-5834, or by directing a request by mail to Goldman, Sachs & Co., 200 West Street, New York, NY 10282, or by calling toll-free (800) 323-5678.

Contact

William Schmitt, ICR Inc.
203-682-8200